ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration No. 333-260519

November 2, 2021

FREE WRITING PROSPECTUS DATED NOVEMBER 2, 2021

(To the Prospectus dated October 27, 2021, as supplemented by the Preliminary Prospectus Supplement dated October 27, 2021)

Teva Pharmaceutical Finance Netherlands II B.V.

€1,100,000,000 3.750% Sustainability-Linked Senior Notes due 2027

€1,500,000,000 4.375% Sustainability-Linked Senior Notes due 2030

Teva Pharmaceutical Finance Netherlands III B.V.

$1,000,000,000 4.750% Sustainability-Linked Senior Notes due 2027

$1,000,000,000 5.125% Sustainability-Linked Senior Notes due 2029

Payment of principal and interest unconditionally guaranteed by

Teva Pharmaceutical Industries Limited

November 2, 2021

The information in this free writing prospectus dated November 2, 2021 supplements the preliminary prospectus supplement dated October 27, 2021 of Teva Pharmaceutical Finance Netherlands II B.V., Teva Pharmaceutical Finance Netherlands III B.V. and Teva Pharmaceutical Industries Limited (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Unless otherwise indicated, terms used but not defined herein have the meaning assigned to such terms in the Preliminary Prospectus Supplement.

	€1,100,000,000 3.750% Sustainability-Linked Senior Notes due 2027 (the “2027 Euro notes”)	€1,500,000,000 4.375% Sustainability-Linked Senior Notes due 2030 (the “2030 Euro notes”)	$1,000,000,000 4.750% Sustainability-Linked Senior Notes due 2027 (the “2027 USD notes”)	$1,000,000,000 5.125% Sustainability-Linked Senior Notes due 2029 (the “2029 USD notes”)

Issuer:	Teva Pharmaceutical Finance Netherlands II B.V. (“Teva Finance II”)	Teva Finance II	Teva Pharmaceutical Finance Netherlands III B.V. (“Teva Finance III”)	Teva Finance III

Guarantor:	Teva Pharmaceutical Industries Limited (“Teva”)	Teva	Teva	Teva

Issue Ratings*:	Ba2 / BB- (Moody’s / S&P)	Ba2 / BB- (Moody’s / S&P)	Ba2 / BB- (Moody’s / S&P)	Ba2 / BB- (Moody’s / S&P)

Trade Date:	November 2, 2021	November 2, 2021	November 2, 2021	November 2, 2021

Settlement Date (T+5)**:	November 9, 2021	November 9, 2021	November 9, 2021	November 9, 2021

Minimum Denomination:	€100,000 and whole multiples of €1,000 in excess thereof	€100,000 and whole multiples of €1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof	$200,000 and whole multiples of $1,000 in excess thereof

Delivery:	Euroclear / Clearstream	Euroclear / Clearstream	The Depository Trust Company	The Depository Trust Company

Expected Listing / Trading:	Official List of Euronext Dublin / Global Exchange Market	Official List of Euronext Dublin / Global Exchange Market	N/A	N/A

Sustainability-Linked Notes Structuring Agents:	BNP Paribas; HSBC Bank plc	BNP Paribas; HSBC Bank plc	BNP Paribas; HSBC Bank plc	BNP Paribas; HSBC Bank plc

Active Bookrunners:	BNP Paribas; BofA Securities Europe SA; HSBC Bank plc; J.P. Morgan AG	BNP Paribas; BofA Securities Europe SA; HSBC Bank plc; J.P. Morgan AG	BNP Paribas Securities Corp.; BofA Securities, Inc.; HSBC Bank plc; J.P. Morgan AG	BNP Paribas Securities Corp.; BofA Securities, Inc.; HSBC Bank plc; J.P. Morgan AG

Passive Bookrunners:	Citigroup Global Markets Europe AG; Goldman Sachs Bank Europe SE; Mizuho Securities Europe GmbH; MUFG Securities (Europe) N.V.	Citigroup Global Markets Europe AG; Goldman Sachs Bank Europe SE; Mizuho Securities Europe GmbH; MUFG Securities (Europe) N.V.	Citigroup Global Markets Inc.; Goldman Sachs Bank Europe SE; Mizuho Securities USA LLC; MUFG Securities America Inc.	Citigroup Global Markets Inc.; Goldman Sachs Bank Europe SE; Mizuho Securities USA LLC; MUFG Securities America Inc.

Co-Managers:	Intesa Sanpaolo S.p.A.; PNC Capital Markets LLC	Intesa Sanpaolo S.p.A.; PNC Capital Markets LLC	Intesa Sanpaolo S.p.A.; PNC Capital Markets LLC	Intesa Sanpaolo S.p.A.; PNC Capital Markets LLC

Offering:	3.750% 2027 Euro notes	4.375% 2030 Euro notes	4.750% 2027 USD notes	5.125% 2029 USD notes

Principal Amount:	€1,100,000,000	€1,500,000,000	$1,000,000,000	$1,000,000,000

Maturity Date:	May 9, 2027	May 9, 2030	May 9, 2027	May 9, 2029

Public Offering Price***:	100.000% of principal amount	100.000% of principal amount	100.000% of principal amount	100.000% of principal amount

Interest Rate:	3.750% semi-annual	4.375% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.	4.750% semi-annual	5.125% semi-annual, subject to any adjustments upon the failure to achieve Sustainability Performance Targets.

Interest Rate Step-up for 2030 Euro notes and the 2029 USD notes:	N/A

From and including May 9, 2026 (the “Step-up Date”), the interest rate payable on the 2030 Euro notes shall increase by:

(a) 0.125% per annum unless Teva has achieved the Regulatory Submissions Target as of December 31, 2025 (the “Testing Date”);

(b) 0.125% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.125% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

N/A

From and including the Step-up Date, the interest rate payable on the 2029 USD notes shall increase by:

(a) 0.125% per annum unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.125% per annum unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.125% per annum unless Teva has achieved the Emission Reduction Target as of the Testing Date.

Premium Payment for 2027 Euro notes and the 2027 USD notes:

At maturity or upon earlier redemption of the 2027 Euro notes (but only if such redemption is on or after the Step-up Date), the following premiums shall be payable on the 2027 Euro notes:

(a) 0.150% of the principal amount repaid unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.150% of the principal amount repaid unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.150% of the principal amount repaid unless Teva has achieved the Emission Reduction Target as of the Testing Date.

N/A

At maturity or upon earlier redemption of the 2027 USD notes (but only if such redemption is on or after the Step-up Date), the following premiums shall be payable on the 2027 USD notes:

(a) 0.150% of the principal amount repaid unless Teva has achieved the Regulatory Submissions Target as of the Testing Date;

(b) 0.150% of the principal amount repaid unless Teva has achieved the Product Volume Target as of the Testing Date; and

(c) 0.150% of the principal amount repaid unless Teva has achieved the Emission Reduction Target as of the Testing Date.

N/A

Interest Payment Dates:	May 9 and November 9 of each year, beginning May 9, 2022	May 9 and November 9 of each year, beginning May 9, 2022	May 9 and November 9 of each year, beginning May 9, 2022	May 9 and November 9 of each year, beginning May 9, 2022

Interest Record Dates:	The Business Day immediately preceding the related Interest Payment Date	The Business Day immediately preceding the related Interest Payment Date	The preceding May 1 and November 1, in each case whether or not a Business Day	The preceding May 1 and November 1, in each case whether or not a Business Day

Day Count Convention:	30/360	30/360	30/360	30/360

Yield to Maturity:	3.750%	4.375%	4.750%	5.125%

Benchmark:	0.250% due February 15, 2027	0.000% due February 15, 2030	2.375% due May 15, 2027	2.375% due May 15, 2029

Spread to Benchmark:	+421.7 basis points	+465.3 basis points	+353 basis points	+370 basis points

Make-Whole Redemption:	B plus 50 basis points	B plus 50 basis points	Treasury plus 50 basis points	Treasury plus 50 basis points

Optional Redemption:	If Teva Finance II elects to redeem the 2027 Euro notes at any time on or after February 9, 2027 (three months prior to the maturity date of the 2027 Euro notes), Teva Finance II may redeem the 2027 Euro notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2027 Euro notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance II elects to redeem the 2030 Euro notes at any time on or after February 9, 2030 (three months prior to the maturity date of the 2030 Euro notes), Teva Finance II may redeem the 2030 Euro notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2030 Euro notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance III elects to redeem the 2027 Dollar notes at any time on or after February 9, 2027 (three months prior to the maturity date of the 2027 Dollar notes), Teva Finance II may redeem the 2027 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2027 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.	If Teva Finance III elects to redeem the 2029 Dollar notes at any time on or after February 9, 2029 (three months prior to the maturity date of the 2029 Dollar notes), Teva Finance II may redeem the 2029 Dollar notes, in whole or in part, upon at least 10 days’, but not more than 60 days’, prior notice at a redemption price equal to 100% of the principal amount of the 2029 Dollar notes then outstanding to be redeemed plus accrued and unpaid interest thereon, if any, to, but not including, the redemption date.

ISIN numbers:	XS2406607098	XS2406607171	US88167AAP66	US88167AAQ40

Common Codes (for Euro notes) / CUSIP numbers (for Dollar notes):	240660709 19:29 (UK time)	240660717 19:29 (UK time)	88167AAP6 19:25 (UK time)	88167AAQ4 19:25 (UK time)

Time of Execution	19:29 (UK time)	19:29 (UK time)	19:25 (UK time)	19:25 (UK time)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

It is expected that delivery of the notes will be made to investors on or about November 9, 2021, which will be the fifth business day following the date of pricing of the notes (such settlement being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the delivery of the notes will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

***	In each case, plus accrued interest from November 9, 2021, if settlement occurs after that date.

* * * * *

Amendments to the Preliminary Prospectus Supplement

In addition to the pricing information above, this free writing prospectus amends and updates certain sections of the Preliminary Prospectus Supplement, as described below. Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein. Section references in the amended sections below refer to the sections of the Preliminary Prospectus Supplement as amended and supplemented by this free writing prospectus and all footnotes to the tables in this supplement not included herein remain the same as those in the Preliminary Prospectus Supplement.

* * * * *

Upsize of the Offering

The aggregate principal amount of the offering has been increased to approximately $5,000.0 million (equivalent). After deducting the underwriters’ discounts and estimated offering expenses, Teva intends to use the net proceeds of this offering (i) to fund the Tender Offer for a maximum combined aggregate purchase price (exclusive of accrued and unpaid interest) of up to $3.5 billion (as it may be amended prior to expiration thereof), (ii) to pay fees and expenses in connection therewith, (iii) to fund the repayment of outstanding debt upon maturity, tender offer or earlier redemption and (iv) to the extent of any remaining proceeds, for general corporate purposes.

Recent Developments

The following paragraph is added to the end of the section entitled “Recent Developments” on page S-3 of the Preliminary Prospectus Supplement:

As previously disclosed in note 10 to Teva’s financial statements for the quarter ended September 30, 2021 included in its Quarterly Report on Form 10-Q filed on October 27, 2021, on April 19, 2021, a bench trial in California (The People of the State of California, acting by and through Santa Clara County Counsel James R. Williams, et. al. v. Purdue Pharma L.P., et. al.) commenced with Teva and other defendants focused on the marketing of branded opioids. On November 1, 2021, the Superior Court of Orange County, California, issued a decision finding that Teva did not cause a public nuisance in Orange County, Los Angeles County, Santa Clara County and the City of Oakland, and that Teva did not make any false or misleading statements in connection with marketing prescription opioids in California.

Description of the Notes and the Guarantees

The definitions of “Remaining Scheduled Payments” on pages S-35 and S-53 of the Preliminary Prospectus Supplement are amended by adding the underlined wording below.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of principal of and interest on such note as if redeemed on the applicable Par Call Date, determined at the interest rate to be applicable on such redemption date. If the applicable redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment on such note will be reduced by the amount of interest accrued on such note to such redemption date.

* * * * *

Additional conforming changes are made to the Preliminary Prospectus Supplement to reflect the changes described herein.

* * * * *

Teva Finance II, Teva Finance III and Teva have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents Teva and the Issuers have filed with the SEC for more complete information about Teva and the Issuers and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.report. Alternatively, Teva, the Issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities Europe SA, 51 rue La Boétie, 75008 Paris, France, Attention: High Yield Syndicate Desk (Tel: +3318770 0000, email: levfin_hy_paris@bofa.com); BofA Securities, Inc., One Bryant Park, New York, New York 10036, United States of America, Attention: Legal Department (fax: +1 212 901 7897); BNP Paribas Securities Corp., 787 Seventh Avenue, New York, New York 10019, USA, Attention: Syndicate Desk (email: new.york.syndicate@bnpparibas.com); BNP Paribas, 16, boulevard des Italiens, 75009 Paris, France, Attention: Fixed Income Syndicate (email: dl.syndsupportbonds@bnpparibas.com); HSBC Bank plc, 8 Canada Square, London E14 5HQ, United Kingdom, Attention: Transaction Management EMEA Debt Capital Markets (Fax: +44 20 7992 4973); or J.P. Morgan AG, Taunustor 1 (TaunusTurm), 60310 Frankfurt am Main, Germany (Email: emea_syndicate@jpmorgan.com), Attention: Head of International Syndicate.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129. Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Professional investors and eligible counterparties only target market: Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the debt securities has led to the conclusion that: (i) the target market for the debt securities is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook (“COBS”), and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the debt securities to eligible counterparties and professional clients are appropriate. A distributor should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the debt securities (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of UK domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

Promotion of the notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the “FSMA”), and accordingly, the notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (iii) high net worth entities, and other persons to whom they may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv)

persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) in connection with the issue or sale of any notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). The notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

Advertisement: The final prospectus, when published, will be available on https://live.euronext.com/en/markets/dublin/bonds/list

Relevant stabilization regulations including FCA/ICMA will apply.

The notes have not, may not and will not be offered, sold or delivered in the Netherlands, other than to qualified investors (as defined in Regulation (EU) 2017/1129).

The notes have not, may not and will not be offered, sold or delivered in Israel, other than to persons who qualify as one of the types of investors listed in the First Addendum to the Israeli Securities Law, subject to and in accordance with the requirements set forth in the First Addendum to the Israeli Securities Law.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.